

Mail Stop 7010   November 14, 2008

Jun Wang, Chief Executive Officer
SmartHeat Inc.
c/o Brian North, Esq.
Buchanan Ingersoll & Rooney PC
1835 Market Street, 14th Floor
Philadelphia, Pennsylvania 19103

   Re: SmartHeat Inc.
     Registration Statement on Form S-1
     Filed October 17, 2008
     File No. 333-154415

Dear Mr. Wang:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

 1. Please note that you should describe material risks only. Please delete the fourth and fifth sentences in the paragraph immediately below the Risk Factors heading.

The markets we serve are subject to seasonality and cyclical demand . . . ., page 4

 2. We note your statement that your business is vulnerable to economic downturns. If material, please expand this risk factor to address any financial difficulties you have experienced during the recent global credit crisis and economic downturn.

Forward-Looking Statements, page 15

3. On page 16, we note that you have obtained statistical data from certain private publications. Please disclose whether these private publications are publicly available studies or whether they were prepared for you for a fee. If the latter, please clarify that you commissioned the studies and file a consent to the use of their name pursuant to Rule 436 of the Securities Act of 1933.

4. On page 16, we note your statement that "we have not independently verified the data in these reports." Please revise this language to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

5. On page 4, we note that your business is vulnerable to economic downturns. To the extent the information is material, please include a discussion of any known trends and uncertainties relating to the recent global credit crisis and economic downturn that you expect to have an impact on net sales or revenues or income from continuing operations.

Results of Operations, page 22

6. For both the annual and interim periods, please expand your discussion of sales to quantify the specific factors that contributed to the fluctuation in your sales from period-to-period. For example, you should quantify the impact that the growth of sales channels and development of new customers had on the increase in your product sales. You should also discuss the importance of your major customers.

7. Please expand your disclosures to quantify the reasons you have identified for the increases in cost of sales and operating expenses from period to period for both the annual and interim periods. Your discussion of cost of sales should also address the company's main cost drivers. You should ensure that you are explaining the majority of the increases or decreases of each line item. We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosures, provide narrative explanation of the Company's financial statements that enable investors to see the Company through the eyes of management, and provide information about the quality of, and potential variability of, the Company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Jun Wang
SmartHeat Inc.
November 14, 2008
Page 3

Liquidity and Capital Resources, page 25

8. Please expand your disclosure to more fully address the reasons for the changes in the working capital items you have identified in your discussion of cash flows provided by operating activities. For example, please discuss why there was a decrease in inventory, an increase in customer deposits, taxes and other payables. Also, please provide more comprehensive disclosures related to the general payment terms of receivables and quantify and discuss changes in days outstanding of receivables and inventory turnover during each period presented. Please specifically address the potential risks associated with high days outstanding of receivables and low inventory turnover.

Business, page 29

Intellectual Property, page 32

9. We note that you have five registered patents in China. Please disclose the duration of these patents. See Item 101(h)(4)(vii) of Regulation S-K.

Government and Environmental Regulation, page 33

10. We note that your license to produce and sell heat meters has expired. Please disclose the status of your license renewal.

Security Ownership of Certain Beneficial Owners and Management, page 42

11. Please name all natural persons who share beneficial ownership with ShenYang ZhiCe Investment Co., Ltd.

Selling Shareholders, page 44

12. Please tell us whether the any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.

If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling shareholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

> If the selling shareholders are unable to make these representations, please state that they are underwriters.

13. Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, the parties who participated, and the number of shares received.

14. For each of the selling shareholders that is a legal entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

Description of Securities, page 47

15. Please disclose the period during which and the price at which the warrants are exercisable and the amount of warrants outstanding. See Item 202(c) of Regulation S-K.

Financial Statements, page F-1

General

16. Please provide the information regarding your change in accountants as required by Item 304 of Regulation S-K.

17. Please revise your registration statement to update your unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

18. Please be advised that subsequent to the date of the reverse recapitalization, the historical financial statements of Shenyang Taiyu Machinery & Electronic Equipment Co., Ltd. became the historical financial statements of Smartheat. In this regard, please revise your audited financial statements to reflect the retroactive restatement of all share and per share disclosures of Taiyu in a manner similar to a stock split. Refer to SAB Topic 4C and paragraph 54 of SFAS 128 for guidance. We remind you to revise your consolidated statements of income to present earnings per share information as required by SFAS 128, *Earnings per Share*, and to revise your notes to include the disclosures required by paragraph 40 of SFAS 128. It also appears to us that the annual audited financial statements should be appropriately identified as the financial statements of Smartheat.

Consolidated Balance Sheet, page F-3

19. Please revise your registration statement to include an audited balance sheet as of December 31, 2006 as required by Rule 8-02 of Regulation S-X.

Consolidated Statements of Cash Flows, pages F-6 and F-22

20. Please tell us what balances are included in the due from/ (to) shareholder line item and explain the specific nature of the transactions from which the amounts arose. Please explain to us how you determined it is appropriate to classify these amounts under financing activities.

21. Please provide a more comprehensive explanation of the nature of, and reasons for, the restrictions on restricted cash. Please also explain to us how you determined it is appropriate to classify changes in these amounts under operating activities in the annual statements of cash flows and under investing activities in the interim statements of cash flows or revise accordingly.

Note 2 – Summary of Significant Accounting Policies – Accounts and Retentions Receivable, pages F-7 and F-24

22. We note the disclosures related to retentions receivable, including that they relate to product quality assurance, have rates that vary from 5% to 20% of the sales price, and have payment terms that vary from 3 months to 2 years. Please provide us additional information regarding this program. Please fully explain the factors that determine the retention rate and the payment term and explain all the remedies that are available to your customers if they encounter product quality issues. Also, please explain if or how you considered this program in determining the appropriateness of your revenue recognition policy.

Note 2 – Summary of Significant Accounting Policies – Revenue Recognition, pages F-9 and F-26

23. We note the disclosures that you provide a free after-service period of one year. Please explain to us if or how you considered this program in determining the appropriateness of your revenue recognition policy. Please explain how or why this service is not a separate deliverable. Please refer to EITF 00-21.

Note 2 – Summary of Significant Accounting Policies – New Accounting Pronouncements, page F-12

24. We note the disclosures related to SFAS 157 and SFAS 159. It appears to us that you were required to adopt these pronouncements on January 1, 2008. Please update your interim financial statements to address the impact of these

pronouncements and to provide any required disclosures. Also, please update the related disclosures in MD&A.

Unaudited Financial Statements, page F-20

25. Please confirm to us and disclose whether the acquisition of San De Ke in September 2008 was significant. If applicable, please provide any required historical and pro forma financial statements and/or other required disclosures.

Note 18 – Subsequent Events, page F-35

26. It appears to us that you may have failed to file the registration statement by the date required. Please clarify or advise accordingly. Additionally, please disclose and supplementally explain to us how you have accounted for the registration rights agreement. Refer to FSP EITF 00-19-2.

27. Please disclose a summary of the material terms of the July 2008 warrants and provide us with your analysis as to their appropriate classification under EITF 00-19.

Pro Forma Financial Statements, page F-37

28. Since the recapitalization is reflected in the most recent historical balance sheet, please delete the pro forma balance as of December 31, 2007 and all related note disclosures.

29. Please revise your registration statement to provide a pro forma statement of operations for the latest interim period.

30. Please revise footnote (2) to your pro forma statement of operations to say that the audited financial statements of Taiyu are "included in this Form S-1".

Recent Sales of Unregistered Securities, page II-1

31. Please name the persons or identify the class of persons who purchased units in the July 7, 2008 and August 22, 2008 private placements. Also describe the shares issued under the Share Exchange Agreement and state the dollar value of the transaction.

Signatures, page II-6

32. Please arrange to have your principal accounting officer or controller sign the registration statement in his or her official capacity.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director